Exhibit (a)(5)(i)

Press Release

March 17, 2017

Alaska Communications Announces Tender Offer for Outstanding 6.25% Convertible Notes due 2018

ANCHORAGE, Alaska, March 17, 2017 — Alaska Communications Systems Group, Inc. (NASDAQ: ALSK) (the “Company”) today announced a tender offer (the “Tender Offer”) to purchase any and all of its outstanding 6.25% Convertible Notes due 2018 (the “Notes”). As of March 17, 2017, there were $94.0 million aggregate principal amount of the Notes outstanding.

Upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase, dated March 17, 2017 (the “Offer to Purchase”), and the related Letter of Transmittal, the Company is offering to pay, for cash, an amount equal to $1,025 per $1,000 principal amount of Notes purchased. The Tender Offer will expire at 12:00 midnight, New York City time, on April 14, 2017 (one minute after 11:59 p.m., New York City time, on April 13, 2017), or any other date and time to which the Company extends such Tender Offer (such date and time, as it may be extended, the “Expiration Date”), unless earlier terminated.

The Tender Offer is subject to the satisfaction or waiver of certain conditions, as described in the Offer to Purchase. The Tender Offer is not conditioned upon a minimum amount of Notes being tendered.

For Notes that have been validly tendered at or prior to the Expiration Date and that are accepted for purchase pursuant to the Tender Offer, settlement will occur within three business days following the Expiration Date, assuming the conditions to the Tender Offer have been either satisfied or waived by the Company (including a financing condition) at or prior to the Expiration Date as further described in the Offer to Purchase. Accrued and unpaid interest on the Notes, if any, up to, but not including, the settlement date, will also be paid in cash on all Notes purchased in the Tender Offer.

The complete terms and conditions of the Tender Offer are set forth in the Offer to Purchase and related Letter of Transmittal that are being sent to holders of the Notes. Copies of the Offer to Purchase and Letter of Transmittal may be obtained from the Information Agent for the Tender Offer, Global Bondholder Services Corporation, at (866) 470-4200 (US toll-free) or (212) 430-3774 (collect).

Odeon Capital Group LLC is acting as the Dealer Manager for the Tender Offer. Questions regarding the Tender Offer may be directed to Odeon Capital Group LLC at (212) 257-6164 (collect).

Forward-Looking Statements

This press release includes certain “forward-looking statements,” as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s beliefs as well as on a number of assumptions concerning future events made using information currently available to management. Readers are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside the Company’s control. Such factors include, without limitation, Federal and Alaska Universal Service Fund changes, the Company’s ability to meet the terms and conditions of its new credit facility, draw down funds under the facility and continue to meet its requirements, the Company’s ability to meet the conditions of and complete the Tender Offer, adverse economic conditions, the effects of competition in the Company’s markets, its relatively small size compared with its competitors, its ability to compete, manage, integrate, market, maintain, and attract sufficient customers for its products and services, adverse changes in labor matters, including workforce levels, the Company’s ability to service its debt (including pursuant to refinanced credit arrangements) and refinance as required, labor negotiations, including renegotiating the collective bargaining agreement, employee benefit costs, the Company’s ability to control other operating costs, disruption of suppliers’ provisioning of critical products or services, the impact of natural or man-made disasters, changes in the Company’s relationships with large customers, unforeseen changes in public policies, regulatory changes, changes in technology and standards, its internal control over financial reporting, and changes in accounting standards or policies, which could affect reported financial results. For further information regarding risks and uncertainties associated with the Company’s business, please refer to its SEC filings, including, but not limited to, the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in its most recent annual report on Form 10-K and any subsequent quarterly reports on Form 10-Q. Copies of the Company’s SEC filings may be obtained by contacting its investor relations department at (907) 564-7556 or by visiting its investor relations website at www.alsk.com or at the SEC’s website, www.sec.gov.

Important Information Regarding the Tender Offer

This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any and all of the Company’s outstanding 6.25% Convertible Notes due 2018. The Tender Offer will be made solely by the Offer to Purchase, the Letter of Transmittal and related materials, as they may be amended or supplemented. Holders should read the Company’s commencement Tender Offer statement on Schedule TO filed with the SEC in connection with the Tender Offer, which will include as exhibits the Offer to Purchase, the Letter of Transmittal and related materials, as well as any amendments or supplements to the Schedule TO when they become available, because they will contain important information. Each of these documents will be filed with the SEC, and, when available, holders may obtain them for free from the SEC at its website (www.sec.gov) or from the Company’s information agent in connection with the Tender Offer.

About Alaska Communications

Alaska Communications (NASDAQ: ALSK) is the leading provider of advanced broadband and managed IT services for businesses and consumers in Alaska. The company operates a highly reliable, advanced statewide data network with the latest technology and the most diverse undersea fiber optic system connecting Alaska to the contiguous U.S. For more information, visit www.alaskacommunications.com or www.alsk.com.

Alaska Communications Media Contact:

Hannah Cavanaugh, 907-564-7722

Alaska Communications Investor Contact:

Tiffany Smith, 907-564-7556

investors@acsalaska.com